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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



MAR 1 2002

SEC FILE NUMBER
8-45457

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 01, 01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Official Use only

FIRM ID. NO

NAME OF BROKER-DEALER

Cornerstone Partners

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

440 South La Salle Street Suite 1900

Chicago,	**Illinois**	**60605**
(City)	(State)	(zip code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Duffy Area Code—Telephone No.) 312-663-7343

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA's, P.C.
(Name—if individual state Last, First, Middle name)

4460 Franklin Avenue, Western Springs, Illinois 60558
(ADDRESS) Number and Street City State zip code

CHECK ONE:

[XX] **Certified Public Accountant**

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON
FINANCIAL

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant Must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See Section 244.17a-5(e)(2)

SEC 1410.1-781

OATH OR AFFIRMATION

I, ~~Mark Duffy~~ JOEL LEONARD , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cornerstone Partners , as of December 31 , 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
JACQUELINE SLOAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/8/2003

2/28/02

Signature

Partner

Title

Jacqueline Sloan

Notary Public

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE PARTNERS

FINANCIAL STATEMENTS

DECEMBER 31, 2001

CORNERSTONE PARTNERS
Annual Report
For the Year Ended December 31, 2001

Table of Contents

Robert Cooper & Co. CPAs P.C.
401 S. La Salle Suite 606
Chicago, Illinois 60605
312-786-5960
Fax: 312-786-5963

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Partners:
Cornerstone Partnership

We have audited the accompanying statement of financial condition of **Cornerstone Partnership** as of December 31, 2001 , and the related statements of income, changes in partners capital, and cash flows for the period ending December 31, 2001. These financial statements are the responsibility of the partners. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Cornerstone Partnership** as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert Cooper & Company CPA's PC
February 27, 2002

Cornerstone Partners
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$	81,926
Securities owned		
Marketable, at market value		62,579,905
Long options, at market		65,362,940
other marketable securities		835,000
Bonds owned at market		2,089,837
Investment in joint trading accounts		560,532
Due from broker		33,724,694
Dividend and interest receivable		29,598
Fixed assets (net of depreciation)		29,402
Loan receivable		1,000,000
Preferred stock		50,000
	$	**166,343,834**

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Securities sold, not yet purchased	$	80,485,280
Short Options, at market value		68,774,680
Dividends Payable		40,594
Trader fees payable		804,806
		150,105,360
Partners' Capital		16,238,474
	$	**166,343,834**

The accompanying notes should be read in conjunction with the financial statements

Cornerstone Partners
Statement of Income
For the year ending, December 31, 2001

REVENUES		
Trading Revenue (net of commissions & fees)	$	13,662,401
Interest and Dividend Income net		4,161,566
Other income		1,905,969
Total Revenues		19,729,936
EXPENSES		
Debit interest		3,006,934
Dividends paid		649,119
Trader fees		3,852,984
Depreciation		7,350
Other operating costs		9,200,408
Total Expenses		16,716,795
Net Income for Year	$	**3,013,141**

The accompanying notes should be read in conjunction with the financial statements

Cornerstone Partners
Statement of Changes of Partners' Capital
For the Year Ended December 31, 2001

Balance January 1, 2001	$	29,247,483
Net Income		3,013,141
Capital withdrawals, net		(16,022,150)
December 31, 2001	$	**16,238,474**

The accompanying notes should be read in conjunction with the financial statements

Cornerstone Partners
Statement of Cash Flows
For the year ending December 31, 2001

Cash flows from operating activities		
Net Income	$	3,013,141
item not effecting cash flows depreciation		7,350
Adjustments to reconcile net income to net cash used in operating activities		
Increase in payable to broker		(67,600,712)
Increase in dividend receivable		63,601
Decrease in dividend payable		(62,489)
Increase in payables		(12,415,385)
Increase in securities sold, not yet purchased		(95,826,773)
Increase in stock investments		(2,482,980)
		0
Increase in the value of partnerships		0
Increase in securities owned		189,799,119
Net cash used in operating activities		14,494,872
Funds provided by investing activities		
Investment in trading partnerships		1,537,850
Increase in loan receivable		0
Net cash used in investing activities		1,537,850
Cash flows from financing activities		
Capital withdrawals, net		(16,022,150)
Net cash provided by financing activities		(16,022,150)
Increase in cash for year		10,572
Cash at beginning of the year		71,354
Cash at end of the year	$	81,926

The accompanying notes should be read in conjunction with the financial statements

Cornerstone Partners
Notes to Financial Statements
For the Year Ended December 31, 2001

NOTE 1 Organization

Cornerstone Partners (The "Company") is a general partnershiiip registered with the State of Illinois. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. **Cornerstone Partners** is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

NOTE 2 Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into transactions in exchange traded securities, including options thereon which are used primarily to hedge certain proprietary securities and commitments. Proprietary securities transactions together with related revenues and expenses are recorded on trade date. Securities and options owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

NOTE 3 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, are short-term or replaceable on demand. Therefore, except for the preferred stock ownership, their carrying amounts approximate their fair value.

Cornerstone Partners
Notes to Financial Statements
For the Year Ended December 31, 2001

NOTE 4 Securities Owned and Sold, but not yet purchased

Marketable securities owned and sold but not yet purchased consists of trading and investment securities at quoted market value, as illustrated below.

	Sold, net yet purchased
Options	$ 65,362,940.00
Securities	$ 68,774,679.50

NOTE 5 Income Taxes

Partnerships does not pay federal income taxes. Each partner is responsible for reporting income (loss) based upon his pro rata share of the profits of the Company. The Company reports their income for taxes on a calendar year basis. The Company is subject to an Illinois Replacement tax at a rate of 1.5% of net income.

NOTE 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2001 the Company had net capital of $ 9,441,816 which was$9,341,816 in excess of its required net capital.

Cornerstone Partners
Notes to Financial Statements
For the Year Ended December 31, 2001

NOTE 7 Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange traded options on stock for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the options clearing corporation acts as the counter party of the specific transactions and , therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

NOTE 8 Financial Instruments Held or Issued for Trading Purposes

The Company trades in exchange trade equities and equity options. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Cornerstone Partners
Notes to Financial Statements
For the Year Ended December 31, 2001

NOTE 8 Financial Instruments Held or Issued for Trading Purposes(Continued)

Equity activities (including equity shares, and options on stock)	$13.662,401

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2001, and the average market of fair value calculated based upon month end amounts, during the year for those instruments:

	Fair Value December 31, 2001		Average Fair Value Year Ended December 31, 2001	
	Asset	Liability	Asset	Liability
Equity options	$65,362,940	$68,774,680	$94,422,806	$87,575,021

NOTE 9 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2001 consist of the following:

Broker-dealer	$ 33,724,694

The amount receivable from broker-dealers is primarily from the selling of stock and stock options. The cash balance receives interest at the broker call rate less 75 basis points..

The Company clears all transactions through another broker dealer pursuant to a clearing agreement.

At December 31, 2001, substantially all assets of the Company are deposited with the clearing broker.

NOTE 10 Commitments and Contingencies

The Company has no long term agreements which would require expenditures in future periods.

NOTE 11 Preferred Stock

The Company owns preferred in their broker dealer. The stock is unmarketable and is carried at cost which is its approximate fair value.

Cornerstone Partners
Notes to Financial Statements
For the Year Ended December 31, 2001

NOTE 12 Investments in Partnerss

The Company has an equity investment in other various limited Partnerships or limited liability companies that are also broker dealers. Those Partnerships have their on proprietary trading accounts in which the Company receives a percentage of profits.

NOTE 13 Note receivable

The Company has a loan outstanding to an unrelated party. That note is registered with the American Stock exchange as subordinated debt on the balance sheet of the borrower. The note is a short term demand note that pays interest.

Cornerstone Partners
Computation of Net Capital Under 15C 3-1
of the Securities and Exchange Commission
December 31, 2001

Total Partners' capital	$	16,238,474
Non allowable assets		(1,914,402)
Haircut required		(2,975,626)
Undue concentration		(1,906,630)
Net Capital		9,441,816
Minimum net capital requirement		100,000
Excess Net capital	$	9,341,816
Excess net capital at 1000%	$	**9,361,336**

The accompanying notes should be read in conjunction with the financial statements

Cornerstone Partners
Computation of Net Capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness		
Items included in the balance sheet:		
Accrued expenses	$	804,806
	$	804,806
Ratio: Aggregate Indebtedness to Net Capital		8.52% to 1

The accompanying notes should be read in
conjunction with the financial statements

SCHEDULE II

CORNERSTONE PARTNERS
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2001

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: Although THE COMPANY, is not exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
401 S. La Salle Suite 606
Chicago, Illinois 60605
312-786-5960
Fax: 312-786-5963

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Partners:
Cornerstone Partners

In planning and performing our audit of the financial statements of **Cornerstone Partners**, for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Cornerstone Partners** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following. (1) in making the quarterly securities examinations, counts, verifications and comparisons, and (2) recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System;

The Partners of the Company are responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the

preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the partners of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Board Options Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,



Robert Cooper & Company CPAs P.C.
February 27, 2002

Oath of Affirmation

Regarding accuracy and completeness

of financial statements as of and for the year ending

December 31, 2001

To the best of my knowledge and belief, the information contained herein is accurate and complete.



Partner
Cornerstone Partners